UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

This Report of Foreign Issuer on Form 6-K (“Form 6-K”) is being furnished by Medigus Ltd. (the “Company”) to the Securities and Exchange Commission (the “SEC”) for the sole purpose of: (i) furnishing, as Exhibit 99.1 to this Form 6-K, unaudited, condensed consolidated financial statements of the Company as of and for six months ended June 30, 2020; and (ii) furnishing, as Exhibit 99.2 of this Form 6-K Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyses the Company’s financial condition and results of operation as of and for the six months ended June 30, 2020.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-213280, No. 333-237774 and No. 333-238162) and Form S-8 (File No. 333-206803, No. 333-221019 and 333-229429)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: August 31, 2020	By:	/s/ Tatiana Yosef
Tatiana Yosef
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Interim Condensed Consolidated Financial Statements (Unaudited) as of June 30, 2020.

99.2	Operating and Financial Review as of June 30, 2020, and for the Six Months then Ended.

101.INS	XBRL Instance Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Document

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